Mail Stop 3561

August 18, 2008

Joseph Maggio
Chief Executive Officer
Diamond Ranch Foods, Ltd.
555 West Street
New York, NY 10014

> RE: Diamond Ranch Foods, Ltd.
>   Form 10-KSB for the fiscal year ended March 31, 2007
>   Form 10-KSB/A for the fiscal year ended March 31, 2007
>
> **File No. 000-51206**

Dear Mr. Maggio:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

Sincerely,

Linda Cvrkel
Branch Chief

Via facsimile: William DeMarzo, Chief Financial Officer
(212) 463-8625